July 2, 2014

VIA EDGAR

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Norwegian Cruise Line Holdings Ltd.
Form 10-K for the Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-35784
NCL Corporation Ltd.
Form 10-K for the Year Ended December 31, 2013
Filed February 21, 2014
File No. 333-128780

Dear Ms. Cvrkel:

This letter sets forth the responses of Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. (“Norwegian,” “we,” “us,” or “our”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 19, 2014 (the “Comment Letter”), regarding each of the above-referenced Form 10-Ks for the year ended December 31, 2013 (the “2013 Form 10-Ks”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

Unless otherwise noted, all capitalized terms used herein have the same meaning as set forth in the 2013 Form 10-Ks and all page number references used herein refer to the page numbers in the 2013 Form 10-Ks.

Norwegian Cruise Line Holdings Ltd. Form 10-K for the Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations, page 41

1.	We note from your disclosure on page 43 that Adjusted EBITDA adjusts for $17.2 million related to “non-cash compensation and other.” Please provide us more details as to the nature and amounts included in this line item and how such amounts reconcile to the amounts included in the financial statements or notes to the financial statements.

U.S. Securities and Exchange Commission

July 2, 2014

Response:

Please refer to the below schedule which includes the detailed components of the $17.2 million adjustment to our Adjusted EBITDA including the nature of the adjustment, its corresponding location within the financial statements and the amount of the adjustment (in millions):

Description	Financial Statement Line Item	Amount
Non-cash pension expense	Payroll and related	$2.6
Deferred compensation expense	Payroll and related	4.7
Non-cash share-based compensation expense	Marketing, general and administrative	4.3
UK tax restructure benefit	Income tax (benefit) expense	(4.2)
Change in tax status due to IPO	Income tax (benefit) expense	4.2
Expenses associated with the Secondary Offering, UK tax restructure and other (a)	Marketing, general and administrative	5.6

		$17.2

(a)	Incremental costs incurred by corporate headquarters that are not expected to recur in subsequent periods.

In future filings, we will include more details as to the nature and amounts included in Adjusted EBITDA.

Audited Financial Statements

Statements of Changes in Shareholders’ Equity, page F-6

2.	We note that in connection with the Corporate Reorganization, you recorded $20.176 million of non-controlling interest during the year ended December 31, 2013. Please revise to disclose how you calculated or determined that amount. Also, please tell us the nature of the transfers from non-controlling interest during 2013 and in the first quarter of 2014 and explain how you calculated or determined these amounts.

Response:

Prior to the Corporate Reorganization, which occurred on January 24, 2013, the non-controlling interest was the value of stock compensation expense previously recorded for the profits interests, which was $8.485 million.

In Connection with the Corporate Reorganization, previously granted profits interests to employees were exchanged for Management NCL Corporation Units (“Units”), and the vested Unit holders gained proportionate rights to distributions of the Company and were therefore allocated a proportionate share of the Company’s equity. The effect of this change was a $20.176 million increase in the non-controlling interest.

U.S. Securities and Exchange Commission

July 2, 2014

Each Unit holder has the right, subject to the same time-based and performance-based vesting requirements of the profits interests, to exchange Units for the Company’s ordinary shares at a rate equal to one ordinary share for every Unit. When such an exchange occurs, this results in the exchange of non-controlling interest to controlling interest. Accordingly, upon the exchange of a Unit for an ordinary share of the Company, a portion of the non-controlling interest balance is reclassified to additional paid-in capital.

With regards to the transfers to and from non-controlling interest, we note the following for each respective reporting period:

For the year ended December 31, 2013:
During 2013, certain vested Units were exchanged by holders for ordinary shares of the Company, which resulted in a reduction in the non-controlling interest balance.

For the three months ended March 31, 2014:
During the three months ended March 31, 2014, following the effectiveness of our registration statement on Form S-3, additional performance-based Units became eligible to participate in the earnings of NCLC, and as a result, a proportionate amount of the Company’s equity was allocated to the additional non-controlling interest.

In future filings, we will include a similar disclosure as set out above of how we determined the non-controlling interest and the nature of the transfers to and from non-controlling interest.

Notes to the Financial Statements

General

3.	We note from your disclosure on page 15 that the Norwegian Cruise Line Loyalty Program has been improved and is now known as Latitudes Rewards. Please tell us how the loyalty program is accounted for within the financial statements. If material, please revise to disclose your accounting policy in the notes to the financial statements.

Response:

The improvement to the loyalty program was based on a modification in the manner which points are earned. This modification primarily shifted the point earning process towards rewarding those guests who spend more rather than basing rewards solely on the volume of cruises taken. The actual rewards were not significantly modified. The rewards granted under the loyalty program are recorded to the associated expense line, with no associated revenue. The rewards represent an insignificant expense to the business. We will continue to monitor the costs of this program. Accordingly, we do not believe that any additional disclosure is warranted at this time.

U.S. Securities and Exchange Commission

July 2, 2014

In future filings, if our loyalty program results in a material impact to our financial statements we will disclose the accounting policy and the amount in the notes to the financial statements.

Note 1. Description of Business and Organization, page F-7

4.	We note your disclosure that in connection with the consummation of your IPO in January 2013, NCLC’s ordinary shares were exchanged for the ordinary shares of NCLH, and NCLH became the owner of 100% of the ordinary shares and parent company of NCLC (the “Corporate Reorganization”). Please explain to us, and revise the notes to the financial statements to provide more details surrounding the corporate reorganization, including how you accounted for the transaction and the share exchange ratio in the transaction.

Response:

In our future filings we will replace the fourth and fifth paragraphs in Footnote 1. Description of Business and Organization with the following disclosure:

In February 2011, NCLH, a Bermuda limited company, was formed with the issuance to the Sponsors of, in aggregate, 10,000 ordinary shares, with a par value of $.001 per share. On January 24, 2013, NCLH consummated the IPO. In connection with the consummation of the IPO, the Sponsors’ ordinary shares in NCLC were exchanged for the ordinary shares of NCLH at a share exchange ratio of 1.0 to 8.42565 and NCLH became the owner of 100% of the ordinary shares (representing a 97.8% economic interest as of December 31, 2013) and parent company of NCLC (the “Corporate Reorganization”). Accordingly, NCLH contributed $460.0 million to NCLC and the historical financial statements of NCLC became those of NCLH. The Corporate Reorganization was effected solely for the purpose of reorganizing our corporate structure. NCLH had not prior to the completion of the Corporate Reorganization conducted any activities other than those incidental to its formation and to preparations for the Corporate Reorganization and IPO. The Corporate Reorganization resulted in all parties being in the same economic position immediately prior to the IPO. As the economic position of the investors did not change as part of the Corporate Reorganization it is considered a nonsubstantive merger from an accounting perspective.

NCLC is treated as a partnership for U.S. federal income tax purposes, and the terms of the partnership (including the economic rights with respect thereto) are set forth in an amended and restated tax agreement for NCLC. Economic interests in NCLC are represented by the partnership interests established under the tax agreement, which we refer to as “NCL Corporation Units.” The NCL Corporation Units held by NCLH (as a result of its ownership of 100% of the ordinary shares of NCLC) represent a 97.8% economic interest in NCLC as of December 30, 2013. The remaining 2.2% economic interest in NCLC as of December 30, 2013 is in the form of Management NCL Corporation Units held by management (or former management). As a result of the

U.S. Securities and Exchange Commission

July 2, 2014

aforementioned transactions and the Secondary Offerings, the Sponsors owned 62.7% of NCLH’s ordinary shares as of December 31, 2013.

Note 5. Long-Term Debt, page F-11

5.	We note from your disclosure in Note 5 that expenses related to debt prepayments in connection with the IPO were approximately $90.5 million and were recognized in interest expense. We also note your disclosure that interest expense included a $37.3 million write-off of deferred financing fees. In light of your disclosure on page 44 which states that the increase in 2013 is primarily due to $160.6 million of expenses associated with debt prepayments, please explain to us the nature of amounts included in the $160.6 million and reconcile the expense amount related to debt prepayment disclosed in Note 5 relative to the disclosure provided on page 44. Please revise your notes in future filings to clarify the reasons for the difference.

Response:

In 2013, the Company prepaid certain debt instruments at various times throughout the year. In association with the IPO and Notes Offering, the Company prepaid, in whole or in part, its €624.0 million Norwegian Pearl and Norwegian Gem Revolving Credit Facility, €308.1 million Pride of Hawai’i Loan, $334.1 million Norwegian Jewel Term Loan, €258.0 million Pride of America Hermes Loan, €40.0 million Pride of America Commercial Loan, Norwegian Sky purchase agreement, $450.0 million 11.75% Senior Secured Notes due 2016 and 9.50% senior unsecured notes. In connection with these prepayments, the Company recorded a total expense of $90.5 million, comprised of both the bond redemption fees that were paid to the holders as well as the write-off of deferred financing fees. In the second quarter of 2013, the Company further prepaid, in whole or in part, its $334.1 million Norwegian Jewel Term Loan, Breakaway One and Two Term Loan Facilities, €258.0 million Pride of America Hermes Loan, €308.1 million Pride of Hawai’i Loan, €40.0 million Pride of America Commercial Loan, 9.50% senior unsecured notes, $750.0 million Senior Secured Revolving Credit Facility and the €624.0 million Norwegian Pearl and Norwegian Gem Revolving Credit Facility in association with NCLC entering into the New Senior Secured Credit Facilities as well as entering into supplemental deeds on other aforementioned facilities. In connection with these prepayments, the Company recorded a total expense of $70.1 million, which comprised of bond redemption fees that were paid to the holders as well as the write-off of deferred financing fees. In total, the expense recorded to interest expense related to these debt prepayments was $160.6 million, of which $37.3 million related to the write-off of deferred financing fees.

In future filings, we will disclose in the notes to the financial statements further detail regarding material amounts in connection with debt prepayments and interest expense related effects.

U.S. Securities and Exchange Commission

July 2, 2014

Note 8. Employee Benefits and Share Option Plans, page F-19

6.	We note your disclosure that in connection with the Corporate Reorganization, NCLC’s outstanding profits interest granted under its profit sharing agreement to management (or former management) of NCLC were exchanged for an economically equivalent number of NCL Corporation Units. Please tell us and revise your filing to explain in greater detail how Management NCL Corporation Units were accounted for within your financial statements at the time of the corporate reorganization, including the recognition of any share-based compensation.

Response:

We accounted for the exchange of the outstanding profits interests for the economically equivalent number of NCL Corporation Units and share-based option awards which resulted in an award modification. An award modification requires that the fair value of the awards immediately before the modification and immediately after the modification be determined. We engaged a third-party valuation firm to assist in the completion of a valuation which was derived using a binomial lattice model. It was determined that the post-modification award value derived greater value versus the pre-modification award value, resulting in the recognition of incremental compensation expense. At the date of award modification, approximately $5.5 million of incremental cost associated with vested awards was charged to share-based compensation, with the remaining unvested portion to be charged over the remaining vesting period.

In future filings, we will disclose in the notes to the financial statements greater detail regarding how the Management NCL Corporation Units were accounted for at the time of the Corporate Reorganization and any material amounts regarding share-based compensation.

7.	We note your disclosure in Note 8 that the share-based compensation expense for 2013 includes $18.5 million of non-recurring charges associated with the Corporate Reorganization. Please provide us more details about the nature of this charge and tell us how this amount was determined or calculated.

Response:

The Corporate Reorganization resulted in the following non-recurring charges associated with share-based compensation expense (in millions):

Performance-based units - compensation expense (a)	$13.0
Profits Interests Award modification incremental compensation expense (b )	5.5

$18.5

U.S. Securities and Exchange Commission

July 2, 2014

(a) As of the date of the IPO, the performance-based units had unrecognized compensation expense of approximately $13.0 million. In accounting for these awards, there were no previous charges associated with the performance condition as the probability of vesting occurring was outside the Company’s control. Upon consummation of the IPO, the probability of vesting was attained which in turn triggered the recognition of all previously unrecognized compensation expense associated with the awards that were expected to vest.

(b) As referenced within Note 8, NCLC’s outstanding profits interests granted under its profits sharing agreement to management (or former management) of NCLC were exchanged for an economically equivalent number of NCL Corporation Units, which subsequently became known as Management NCL Corporation Units. In accordance with ASC 718, we assessed the changes in terms and conditions included within this award modification. Based on the valuation, approximately $5.5 million of incremental cost associated with vested awards was charged to share-based compensation.

In future filings, we will disclose in the notes to the financial statements any material amounts regarding share-based compensation.

Note 9. Income Taxes, page F-23

8.	We note that the reconciliation of income tax expense disclosed on page F-23 includes a tax benefit from global tax platform of $6.074 million. Please explain to us and revise to disclose the nature of this adjustment.

Response:

In future filings, we will disclose the nature of any material amounts to the reconciliation of income tax expense by adding a clarifying footnote (1) as follows:

Our reconciliation of income tax expense computed by applying our Bermuda statutory rate and reported income tax expense was as follows (in thousands):

	Year Ended December 31,
	2013	2012	2011
Tax at Bermuda statutory rate	$—	$—	$—
Foreign income taxes at different rates	14,020	706	1,700
Benefit from global tax platform (1)	(6,074)	—	—
Tax contingencies	1,394	—	—
Expense from change in tax status	2,462	—	—

Income tax expense	$11,802	$706	$1,700

(1)	During 2013, the Company implemented a restructuring plan to provide a global tax platform for international expansion. As part of the plan, the Company became a tax resident of the United Kingdom. As such, it qualifies for relief from U.S. Branch Profits taxes under the US-

U.S. Securities and Exchange Commission

July 2, 2014

UK Tax Treaty. In addition, the restructuring resulted in additional interest and depreciation deductions which reduced the Company’s overall income tax expense.

Note 11. Supplemental Cash Flow Information, page F-26

9.	We note your disclosure that for the year ended December 31, 2013 you had non-cash financing activity of $10 million in connection with the modification of certain fully-vested Management NCL Corporation Units from liability to equity award status. Please provide us more details regarding the nature and terms of the modification, including why you believe it was appropriate to reclass certain fully vested Management NCL Corporation Units from liability to equity award status.

Response:

Upon the IPO, a former executive’s $10 million liability award was settled with an economically equivalent number of Management NCL Corporation Units. The liability award was fully vested at the time of the settlement and was reclassified to equity in the balance sheet resulting in a non-cash financing activity.

Note 12. Condensed Financial Information of the Registrant, page F-26

10.	We note that you have included the condensed financial statements of the parent company as required by Rule 5-04 of Regulation S-X. Please revise to also disclose the amount of such restricted net assets for your unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year, as required by Rule 4-08(e)(3)(ii) of Regulation S-X.

Response:

We calculated restricted net assets as a percentage of consolidated net assets as of December 31, 2013, and noted that it is below the 25 percent threshold established by Regulation S-X. As such, additional disclosure is not considered necessary.

NCL Corporation Ltd. Form 10-K for the Year Ended December 31, 2013

11.	Please ensure that all applicable comments issued on Norwegian Cruise Line Holdings, Ltd. Form 10-K for the year ended December 31, 2013 are also addressed in NCL Corp’s filings.

Response:

We will address all applicable comments issued on NCLH’s Form 10-K for the year ended December 31, 2013 in NCLC’s future filings.

U.S. Securities and Exchange Commission

July 2, 2014

************

As requested in the Comment Letter, Norwegian acknowledges that:

•	Norwegian is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Norwegian may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (305) 436-4098 with any questions or comments regarding this letter.

Sincerely,

/s/ Wendy A. Beck
Wendy A. Beck Executive Vice President and Chief Financial Officer

cc:	Kevin M. Sheehan, President and Chief Executive Officer
Norwegian Cruise Line Holdings Ltd.

Daniel S. Farkas, Esq., Senior Vice President and General Counsel
Norwegian Cruise Line Holdings Ltd.

Michael J. Schiavone, Esq.
O’Melveny & Myers LLP